

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

July 6, 2011

Via E-mail
Cristina L. Mendoza
Senior Vice President, General Counsel and Secretary
Benihana Inc.
8685 Northwest 53rd Terrace
Miami, Florida 33166

> **Re:** **Benihana Inc.**
> **Registration Statement on Form S-4**
> **Filed June 9, 2011**
> **File No. 333-174815**

Dear Ms. Mendoza:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise each reference to "two abstentions" to indicate which directors abstained and to indicate, if true, that these directors were elected by the Class A stockholders.

Questions and Answers About the Special Meeting, page 5

2. Please add a question and answer to explain how the board of directors determined the ratio of one share of Common Stock for each share of Class A Common Stock in the Reclassification. We note, for example, the historical trading prices of the two classes disclosed on page 6 and the vote dilution for existing holders of Common Stock discussed on page 11.

<u>Signatures, page II-4</u>

3. Please revise the second half of the signature page to have it signed by someone with the indicated capacity of either principal accounting officer or controller.

<u>Exhibit 5.1</u>

4. Please revise to remove assumption vii from the third paragraph. It appears that this is a material matter underlying the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Gary J. Simon, Esq.